	Infrax Systems, Inc
	(Previously A Development Stage Enterprise)
	Consolidated Statement of Stockholders' Equity RESTATED
								Accumulated
					Additional			Deficit	Stock-
	Preferred		Common		Paid in		Minority	Development	Holders’
	Shares	Amount $0.001par	Shares*	Amount $0.001par	Capital	Subscription	Interest	Stage	Equity
Balance at June 30, 2009	-	-	279,749	280	2,005,838	(1)	-	(2,225,339)	(219,222)
Stock for services	-	-	15,672	15	246,210	-	-	-	246,225
Conversion of promissort note	-	-	59,720	60	72,940	-	-	-	73,000
Conversion of accrued officers salaries	-	-	3,000	3	15,922	-	-	-	15,925
Conversion of accrued officers salaries	1,017,034	1,017	-	-	299,770	-	-	-	300,787
Officer bonus	181,868	182	-	-	66,618	-	-	-	66,800
Acquisition of Trimax Wireless, Inc	2,500,000	2,500	-	-	5,796,364	-	-	-	5,798,864
Conversion of preferred A to common	(600,000)	(600)	3,600,000	3,600	(3,000)	-	-	-	-
Conversion of preferred A-1 to common	(157,575)	(152)	55,625	56	(102)	-	-	-	-
Conversion of preferred A-2 to common	(55,625)	(56)	252,120	252	(196)	-	-	-	-
Conversion of preferred B to common	(1,607,400)	(1,609)	965,638	966	(643)	-	-	-	-
Adjustment of accrued salaries	-	-	-	-	(36,756)	-	-	-	(37,501)

Net loss	-	-	-	-	-	-	-	(986,710)	(986,710)

Balance at June 30, 2010	1,276,302	1,276	5,231,524	5,232	8,463,710	(1)	-	(3,212,049)	5,258,168
Issuance of share in exchange for
Shares issued for services	-	-	37,900	38	72,962	-	-	-	73,000
Shares for services	-	-	140,000	140	349,860	-	-	-	350,000
Shares for services	-	-	-	-	72,471	29	-	-	72,500
Conversion of salaries payable	-	-	143,850	144	254,856	-	-	-	255,000
Compensation settlement	-	-	1,800	2	5,398	-	-	-	5,400
Conversion of debt	-	-	147,500	148	74,852	-	-	-	75,000
Conversion of debt	-	-	30,000	30	14,970	-	-	-	15,000
Conversion of debt	-	-	30,000	30	14,970	-	-	-	15,000

Acquisition of Lockwood Technologies, Inc	-	-	140,000	140	1,649,480	380	-	-	1,650,000
Acquisition, warrants issued upon acquisition	-	-	-	-	477,900	-	-	-	477,900

Conversion of preferred B to common	(632,182)	(632)	379,309	379	253	-	-	-	-
Conversion of preferred B shares to common	(654)	(1)	392	-	1	-	-	-	-

Net loss	-	-		-	1	-	5,447	(3,884,305)	(3,878,858)

Balance at June 30, 2011	643,466	643	6,282,275	6,283	11,451,683	480	5,447	(7,096,354)	4,368,110

* On July 14, 2011, the Company's Board of Directors affected a 1:500 reserve stock split, effective August 26, 2011 (record date). The shares have been retroactively stated to reflect the reverse-split shares